UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Auris Medical Holding AG

(Name of Issuer)

Common shares, nominal value CHF 0.02 per share

(Title of Class of Securities)

H0381L104

(CUSIP Number)

Thomas Meyer

Bahnhofstrasse 21

6300 Zug, Switzerland

+41 (0)41 729 71 94

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H0381L104	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Meyer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 775,868
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 775,868
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 775,868
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. H0381L104	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

 This Schedule 13D relates to common shares, CHF 0.02 nominal value per share (the “Common Shares”) of Auris Medical Holding AG, a Swiss corporation (the “Issuer”). The principal executive offices of the Issuer are located at Bahnhofstrasse 21, 6300 Zug, Switzerland.

Item 2.  Identity and Background.

(a)	This Statement is being filed on behalf of Thomas Meyer (the “Reporting Person”)

(b)	The principal business address of the Reporting Person is Bahnhofstrasse 21, 6300 Zug, Switzerland

(c)	The present occupation of the Reporting Person is Chairman and Chief Executive Officer of the Issuer. The Issuer’s principal business address is Bahnhofstrasse 21, 6300 Zug, Switzerland, and its principal business is the development of biopharmaceutical products for the treatment of inner ear disorders.

(d)	The Reporting Person has not has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Switzerland.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Person acquired his Common Shares in exchange for common shares (the “Old Common Shares”) of the Issuer’s predecessor (“Old Auris”) pursuant to the Merger (as defined under Item 4 below).

The source of funds for the purchases of Old Auris’s securities was the personal funds of the Reporting Person.

The consideration for the purchase of the 72,350 Old Common Shares purchased pursuant to Stock Option Plan B (as described under Item 4 below) by the Reporting Person was CHF 231,520 (before fees and expenses). The consideration for the purchase of 6,000,000 Old Common Shares (5,999,750 of which were converted on a one-for-one basis to 5,999,750 Series A preferred shares) (as described under Item 4 below) was CHF 100,000 in 2003, CHF 2,014,000 in 2004 and CHF 700,000 in 2007. The consideration for the purchase of the Series B preferred shares (as described under Item 4 below) by the Reporting Person was CHF 400,000 on December 13, 2007, CHF 1,000,000 on February 25, 2011, CHF 168,480 on December 23, 2011 and CHF 320,000 on October 12, 2012 (before fees and expenses). The consideration for the purchase of the Old Common Shares in the IPO (as described under Item 4 below) by the Reporting Person was $480,000 (before fees and expenses). The consideration for the purchase of the Old Common Shares and warrants to purchase Old Common Shares in the 2017 Purchase (as described under Item 4 below) by the Reporting Person was $500,000 (before fees and expenses). The consideration for the purchase of the Old Common Shares in the 2018 Purchase (as described under Item 4 below) by the Reporting Person was $17,000 (before fees and expenses).

There was no consideration paid for Common Shares acquired in connection with the Merger.

The Reporting Person did not borrow any funds to effectuate the transaction whereby he received the securities that are the subject of this filing on Schedule 13D or any Old Common Shares. The Reporting Person used his personal funds to make the purchases described herein.

CUSIP No. H0381L104	13D	Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

 On March 13, 2018, Old Auris merged with and into the Issuer (the “Merger”), pursuant to the terms of the merger agreement dated as of February 9, 2018, between Old Auris and the Issuer (the “Merger Agreement”). Pursuant to the Merger Agreement, Old Auris shareholders received one (1) Common Share in exchange for each ten (10) Old Common Shares held. Following the Merger, the separate corporate existence of Old Auris ceased, and the Issuer survived as the successor company.

On February 2, 2018, the Reporting Person purchased 50,000 Old Common Shares for the consideration described in Item 3 above (the “2018 Purchase”) in a transaction executed on the Nasdaq Capital Market.

On February 21, 2017, the Reporting Person purchased (i) 500,000 Old Common Shares and (ii) warrants entitling the Reporting Person to purchase 350,000 Old Common Shares at an exercise price of $1.20 per Old Common Share, for the consideration described in Item 3 above (the “2017 Purchase”) and in conjunction with the closing of Old Auris’s public offering. The 2017 Purchase occurred pursuant to and on the terms set forth in Old Auris’s prospectus supplement dated February 15, 2017, filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission.

Prior to the 2018 Purchase and the 2017 Purchase, the Reporting Person held 6,742,500 Old Common Shares, 80,000 Old Common Shares of which were purchased in conjunction with the closing of Old Auris’s initial public offering (“IPO”) for the consideration described in Item 3 above. Prior to the IPO, the Reporting Person held 72,600 Old Common Shares, 5,999,750 shares of Old Auris’s Series A preferred shares and 590,150 of Old Auris’s Series B preferred shares. The Series A preferred shares held by the Reporting Person were created in 2007 upon conversion on a one-for-one basis of 5,999,750 of the 6,000,000 Old Common Shares then held by the Reporting Person. Those 6,000,000 Old Common Shares were acquired in three separate purchases: 250,000 in 2003, 4,750,000 in 2004 and 1,000,000 in 2007. The remaining 72,350 Old Common Shares were purchased pursuant to Old Auris’s Stock Option Plan B in 2009. The Series B preferred shares held by the reporting Person were acquired in four separate purchases: 125,000 on December 13, 2007, 312,500 on February 25, 2011, 52,650 on December 23, 2011 and 100,000 on October 12, 2012. The Series A preferred shares and the Series B preferred shares automatically converted on a one-for-one basis on August 11, 2014 into 6,589,900 Old Common Shares (the “Conversion”). Following the 2018 Purchase, 2017 Purchase, the IPO and the Conversion, the Reporting Person held 7,292,500 Old Common Shares. The Reporting Person also held warrants to purchase an additional 350,000 Old Common Shares and options to purchase an additional 136,450 Old Common Shares.

As a result of the Merger, the 7,778,950 Old Common Shares beneficially owned by the Reporting Person prior to the Merger were exchanged for 777,895 Common Shares. In connection with the Merger, the Reporting Person entered into a share transfer agreement with Old Auris (the “Share Transfer Agreement”) to facilitate the rounding up of fractional Common Shares resulting from the exchange ratio used in the Merger. Pursuant to the terms of the Share Transfer Agreement, the Reporting Person committed to transfer, for no consideration, one (1) Common Share to any shareholder entitled to receive a fraction of a Common Share pursuant to the Merger. Pursuant to the terms of the Share Transfer Agreement, expenses incurred by the Reporting Person in connection with the transfers of Common Shares were borne by the Issuer.

After gifting 2,027 Common Shares pursuant to the share transfer agreement, the Reporting Person beneficially owns 775,868 Common Shares.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person does not have plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference. As of April 2, 2018 there are 6,117,388 Common Shares outstanding. The Reporting Person beneficially owns 775,868 Common Shares.

(b)	The Reporting Person holds sole power to vote and dispose over all of the Common Shares of the Issuer that it beneficially owns.

(c)	The information provided in Item 4 is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. H0381L104	13D	Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is party to a Registration Rights Agreement among Old Auris, the Reporting Person and other shareholders, dated August 11, 2014 (the “Registration Rights Agreement”).  In connection with the Merger, the Issuer assumed Old Auris’s obligations pursuant to the Registration Rights Agreement. Subject to the terms of the Registration Rights Agreement, holders of Common Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Item 7.  Material to Be Filed as Exhibits.

•	The Registration Rights Agreement described in Item 6, filed on July 21, 2014 as Exhibit 4.1 to Amendment No. 4 to Old Auris’s Registration Statement on Form F-1 (File No. 333-197105), is incorporated herein by reference.

•	The Agreement and Plan of Merger described in Item 4, filed on February 9, 2018 as Exhibit 99.3 to Old Auris’s Form 6-K, is incorporated herein by reference.

•	The Share Transfer Agreement described in Item 4, filed as Exhibit 4.22 to the Issuer’s annual report on Form 20-F for the year ended December 31, 2017, filed on March 22, 2018, is incorporated herein by reference.

CUSIP No. H0381L104	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas Meyer
Thomas Meyer